Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company

November 24, 2008

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Mail Stop 6010

Re:	Allstate Life Insurance Company Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Period Ended June 30, 2008 File Number: 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated November 7, 2008, to Mr. John C. Pintozzi, Vice President and Chief Financial Officer of Allstate Life Insurance Company, with respect to the above-referenced filing.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below each is the disclosure information or responses requested.  The Company plans to include the expanded disclosure information in its 2008 Form 10-K.  In addition, we plan to provide the disclosures in other Allstate affiliates’ 2008 Form 10-K’s to the extent they are relevant and material.

Form 10-K for the Fiscal Year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Deferred Policy Acquisition Cost Amortization

1.              We believe your disclosure regarding the amortization of deferred acquisition costs could be improved to better explain the judgments and uncertainties surrounding the estimate and the potential impact on your financial statements.  Please revise your disclosures to:

a:              Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.

b:              Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed.  This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

c:              Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2007 and for the year then ended and on future operations.  Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.

Below is the 2007 Critical Accounting Policy for Deferred Policy Acquisition Cost amortization marked to show changes from the 2007 Form 10-K.  We point out, that since the disposition through reinsurance of substantially all of the company’s variable annuity business in June 2006, we no longer have significant DAC amortization related to variable annuities.

Deferred Policy Acquisition Cost Amortization We incur significant costs in connection with acquiring business.  In accordance with generally accepted accounting principles (“GAAP”), costs that vary with and are primarily related to acquiring business are deferred and recorded as an asset on the Consolidated Statements of Financial Position.

DAC related to traditional life insurance is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business.  Significant assumptions relating to estimated premiums, investment returns, which include investment income and realized capital gains and losses, as well as mortality, persistency and expenses to administer the business are established at the time the policy is issued and are generally not revised during the life of the policy.  The assumptions for determining DAC amortization and recoverability are consistent with the assumptions used to calculate reserves for life-contingent contract benefits.  Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur.  Generally, the amortization periods for these contracts approximates the estimated lives of the policies.  The recovery of DAC is dependent upon the future profitability of this business.  We periodically review the adequacy of reserves and recoverability of DAC for these contracts on an aggregate basis using actual experience.  In the event actual experience is significantly adverse compared to the original assumptions any remaining unamortized DAC balance must be expensed to the extent not recoverable and a premium deficiency reserve may be required if the remaining DAC balance is insufficient to absorb the deficiency.

DAC related to interest-sensitive life, annuities and other investment contracts is amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits (“AGP”) and estimated future gross profits (“EGP”) expected to be earned over the estimated lives of the contracts.  The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts.  Actual amortization periods generally range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period.  The cumulative DAC amortization is reestimated and adjusted by a cumulative charge or credit to results of operations when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP.

AGP and EGP consist of the following components:  benefit margins primarily from cost of insurance contract charges less mortality, investment margin including realized capital gains and losses; and expense margins including surrender and other contract charges, less maintenance expenses.  The amount of EGP is principally dependent on assumptions for investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to policyholders, the effect of any hedges, persistency, mortality and expenses.  Of these factors, we anticipate that investment returns, credited interest, persistency, mortality, and expenses are reasonably likely to have the greatest impact on the amount of DAC amortization.  Changes in these assumptions can be offsetting and the Company is unable to predict their future movements or offsetting impacts over time.

Each reporting period, DAC amortization is recognized in proportion to AGP for that period adjusted for interest on the prior period DAC balance.  This amortization process includes an assessment of AGP compared to EGP, the actual amount of business remaining in-force and realized capital gains and losses on investments supporting the product liability.  The impact of realized capital gains and losses on amortization of DAC depends upon which product liability is supported by the assets that give rise to the gain or loss.  If the AGP is less than EGP in the period, but the total EGP is unchanged, the amount of DAC amortization will generally decrease, resulting in a current period increase to earnings. The opposite result generally occurs when the AGP exceeds the EGP in the period, but the total EGP is unchanged.

Annually we review all assumptions underlying the projections of EGP, including investment returns, interest crediting rates, mortality, persistency, and expenses. Management annually updates assumptions used in the calculation of EGP. At each reporting period we assess whether any revisions to assumptions used to determine DAC amortization are required.  These reviews and updates may result in amortization acceleration or deceleration, which are commonly referred to as “DAC unlocking”.

If the update of assumptions causes total EGP to increase, the rate of DAC amortization will generally decrease, resulting in a current period increase to earnings. A decrease to earnings generally occurs when the assumption update causes the total EGP to decrease.

        Over the past three years, our most significant DAC assumption updates that resulted in a change to EGP and the amortization of DAC have been revisions to expected future investment returns, expenses, mortality and in-force or persistency assumptions resulting in net DAC  amortization [acceleration or deceleration] of $X million in 2008, amortization deceleration of $12 million in 2007, and net DAC amortization acceleration of $2 million in 2006.~~, and net DAC amortization deceleration of $2 million in 2005. The 2005 amortization deceleration included $55 million related to our subsequently disposed variable annuity business for which we no longer have any DAC, but was largely offset by $51 million of amortization acceleration related to investment contracts.  The amortization acceleration on fixed annuity investment contracts was primarily due to higher than expected lapses on market value adjusted annuities and faster than anticipated investment portfolio yield declines.~~

The following table provides the effect on DAC amortization of changes in assumptions relating to the gross profit components of investment margin, benefit margin and expense margin during the years ended December 31, 2008, 2007 and 2006.

($ in millions)	2008	2007	2006
Investment margin	$	$30	$15
Benefit margin		34	(13)
Expense margin		(52)	(4)
Net (acceleration) deceleration	$	$12	$(2)

[Insert description of changes in margins for 2008 over 2007 when available]

Investment margin increased in 2007 over 2006 due to higher yields from repositioning of the investment portfolio and reduced crediting rates on annuities.  Benefit margin increased due to more favorable projected life insurance mortality.  Expense margin was unfavorable as a result of a projected increase in expense levels.

The following table displays the sensitivity of reasonably likely changes in assumptions included in the gross profit components of investment margin or benefit margin to amortization of the DAC balance as of December 31, 2008.

($ in millions)	December 31, 2008 Increase/(reduction) in DAC
Increase in future investment margins of 25 basis points	$
Decrease in future investment margins of 25 basis points	$

Decrease in future life mortality by 1%	$
Increase in future life mortality by 1%	$

Any potential changes in assumptions discussed above are measured without consideration of correlation among assumptions. Therefore it would be inappropriate to add them together in an attempt to estimate variability in amortization.

For additional discussion see the Amortization of DAC, Forward-looking Statements and Risk Factors sections of this document and Note 2 and 10 of the consolidated financial statements.

Item 8.  Financial Statements and Supplementary Data, page 53

Consolidated Statements of Cash Flows, page 56

2.              It appears from your disclosure here and in Note 4 on page 69 that you are presenting the liabilities for collateral and security repurchases as operating activities.  Please tell us how these transactions meet the definition of operating activities as defined in paragraph 21 of SFAS No. 95.

The liabilities for collateral and security repurchases are primarily related to Allstate’s securities lending business activities.  Allstate has the in house capability to do securities lending with the objective to enhance income by lending securities in the Company’s investment portfolio. If we obtained these services externally we would report the activities in operating cash flows.  Our presentation provides symmetry to the other financial institutions that we compete with that provide these services. We actively lend and use collateral to generate profits on spreads and we measure the contributions to net income in accordance with paragraph 21 of SFAS No. 95. We do not use securities lending for liquidity.  The funds are held in a separate portfolio pending the return of the collateral.  There is no element of financing.

Consistent with this business objective, Allstate’s policy and procedure for reporting cash flows from securities lending activities is to report all the activity and related collateral income generating activity net in the operating section of the statement of cash flows.  The source or use created by the receipt or return of collateral is wholly offset by the use or source created by the activity of investing the collateral. This reporting procedure results in a complete offset in the change in other assets and liabilities, and creates no net source or use of cash.  Our disclosures in Note 4 provide transparency of the change in the liabilities for collateral along with the activities resulting from the management of the proceeds and demonstrate the offsetting of other assets and other liabilities.

Notwithstanding the substantive supporting disclosure wherein all securities lending and collateral reinvestment amounts and reporting policy are disclosed, Allstate believes the most appropriate reporting of the securities lending and investment purchase activity is net (and wholly offset).  The significant volume of short term investment transactions, if included gross in the proscribed line items in the investing section of the cash flows would mask the trend of investment strategies. As noted in FASB 104, the gross investment activity reported is believed to be useful because those amounts may enable users to assess investment portfolio turnover or changes in investment strategy.

We consider this “net” treatment consistent with the provisions of paragraphs 12 and 13A(c) of SFAS No. 95 for the following reasons:

•                  Cash received for collateral is the result of a lending activity.

•                  Cash received for collateral is held and invested in separate custody accounts and is not used for general corporate activities.

•                  The contractual lending agreements are short term in nature with terms up to 60 days. The strategy is to invest the cash collateral immediately in highly liquid securities to be available for short holding periods and quick turnover.

Allstate believes that it has achieved transparency in the reporting of this business activity through its substantive supplemental disclosures in Note 4.

Form 10-Q for the quarter ended June 30, 2008

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Investments, page 26

3.              You state that you developed additional risk mitigation and return optimization programs in the second quarter of 2008 to protect certain portions of your investment portfolio and that they consist of potential future reductions in certain real estate and financial-related market sectors.  You also state that you will adapt your decisions as appropriate.  Lastly, you disclose a change in intent to hold for approximately $2.64 billion of securities resulting in a $714 million realized loss.  Please address the following:

a.                           Disclose the methodology and assumptions used to determine the $2.64 billion of securities for which you had a change in intent to hold;

In the disclosure information below we indicate in italics where this information appears in our disclosures.  In the first two references we describe that the risk mitigation and return optimization programs were designed to reduce our exposure to certain types of holdings by approximately $3 billion and the criteria used to identify them.  In the third reference, the captions to the table at the end of the disclosure information describe more specific criteria used to identify the population of securities from which dispositions would be made.

b.                           In light of these programs, disclose why you believe you have the ability and intent to hold the remaining securities in the investment class for which a change in intent was made, such as CRE CDO, CMBS, ABS RMBS, etc.

In the disclosure information below we indicate in italics where this information appears in our disclosures. In the first reference we describe the factors we considered in determining that the unrealized losses were not other than temporary.  In the second reference we describe our process for identifying the securities for which we can no longer assert our intent to hold to recovery.

c.                           Clarify if you have identified the specific securities that have had a change in intent to hold.  We note that your disclosure on page 40 describes targeted reductions in various security types;

In the disclosure information below we indicate in italics where this information appears in our disclosures.  In the first reference we indicate that we identified specific investments.  In the second reference we describe our process for determining changes in intent and indicate that specific securities are selected. We also clarified the disclosure you refer to with a new footnote which is underlined.

d.                           Disclose the timeframe in which you plan to sell these securities; and

In the disclosure information below we present new disclosure information which is underlined and referenced.  We wish to inform the Staff that we became unwilling to sell certain of these holdings in the third quarter and will re-designate certain of them on October 1, 2008, at the fair values recorded at September 30, 2008, as intent to hold to recovery consistent with our policy.  Disclosure of this re-designation, including the securities affected, will be incorporated into our disclosures in our 2008 Form 10-K.

e.                           Disclose the factors that would cause you to make additional changes in intent and include quantified and narrative disclosure of the impact that reasonably likely changes in your intent to hold would have on realized capital losses.

In the disclosure information below we indicate in italics where part of this information appears in our disclosures.  In the first reference we indicate a discussion of the factors that would cause us to make a change in intent.  In the second reference we present new disclosure information which is underlined and referenced.

Below are several excerpts from our 10-Q for the quarter ended September 30, 2008.  We have identified the page numbers indicating where they appear in our 10-Q. The portion of the disclosure that we believe provides the disclosure information requested is presented in italics and we have noted immediately preceding it, in brackets, i.e. [3a] a cross-reference to the disclosure item requested.  We have underlined changes and additions we propose to include with similar cross-references.  We will carry these disclosures into our 2008 Form 10-K as appropriate.

Excerpt from page 28 of the ALIC 10-Q for the quarterly period ended September 30, 2008

[3a] [3c] A comprehensive review identified specific investments that could be significantly impacted by continued deterioration in the economy including certain real estate and financial-related market sectors that may be sold. This included a portion of our residential and commercial real estate securities including securities collateralized by residential and commercial mortgage loans, mortgage loans and securities issued by financial institutions.  The risk mitigation and return optimization programs as of the end of the second quarter of 2008, which resulted in change in intent write-downs, were designed to reduce our exposure to residential and commercial real estate and financial related markets by approximately $3 billion of amortized cost, prior to change in intent write-downs.

[3a] As of June 30, 2008, we held $2.97 billion of investments for which we had changed our intent to hold to recovery.  These investments included $2.64 billion that we believed to be vulnerable to significant additional credit and pricing pressures, and $329 million related to individual securities. [3d] During the third quarter of 2008, we sold $1.06 billion of these securities.  Change in intent write-downs of $262 million were recorded in the third quarter of 2008 including $229 million related to securities for which we changed our intent to hold to recovery in the second quarter of 2008 that we still held at September 30, 2008 and $33 million related to $275 million of securities for which we changed our intent to hold to recovery in the third quarter of 2008 due to unanticipated changes in facts and circumstances.  Investments for which we changed our intent to hold to recovery totaled $1.78 billion as of September 30, 2008.

[3d] Our original objective was to reduce our exposure to the securities identified in our June 30, 2008 risk mitigation and return optimization program in an orderly fashion prior to additional significant negative impacts.  Though we were able to complete a considerable portion of the reduction, approximately $1.11 billion of this program during the third quarter of 2008, the financial markets experienced additional and severe dislocation, especially during the latter part of this period.  A series of events which includes the effects of failures of large financial institutions and intermediaries and various intervention by the government significantly increased the level of uncertainty in the market.  These conditions drove significant volatility in the levels of liquidity and put additional and immediate downward pressures on prices of certain of these securities in respect to our estimated intrinsic values.  As a result of these market conditions, which have worsened, we determined that we would not be able to sell certain of these securities at our view of their intrinsic values.

Excerpt from page 44 of the ALIC 10-Q for the quarterly period ended September 30, 2008

The net unrealized loss for the fixed income portfolio totaled $3.02 billion, comprised of $1.48 billion of unrealized gains and $4.50 billion of unrealized losses at September 30, 2008.  This is compared to a net unrealized gain for the fixed income portfolio totaling $449 million at December 31, 2007, comprised of $2.26 billion of unrealized gains and $1.81 billion of unrealized losses.

[3b] Of the gross unrealized losses in the fixed income portfolio at September 30, 2008, $4.14 billion or 92.1% were related to investment grade securities and are primarily related to widening credit spreads. Of the remaining $357 million of unrealized losses in the fixed income portfolio, $250 million or 70.0% were in the corporate fixed income portfolio and primarily comprised securities in the consumer goods, financial services, capital goods, communications and utilities sectors. The gross unrealized losses in these sectors were primarily related to changes in interest rates and credit spreads, and company specific conditions.

Included in gross unrealized losses at September 30, 2008 were $2.30 billion of fixed income securities with a fair value below 70% of amortized cost, or 4.8% of our fixed income portfolio at September 30, 2008. The percentage of fair value to amortized cost for the remaining fixed income gross unrealized losses at September 30, 2008 are shown in the following table.

($ in millions)	Unrealized (loss) gain	Fair value	% to Total fixed income investments
> 80% of amortized cost	$(1,946)	$26,411	54.9%
70% to 80% of amortized cost	(749)	2,313	4.8
< 70% of amortized cost	(1,805)	2,302	4.8
Gross unrealized losses on fixed income securities	(4,500)	31,026	64.5
Gross unrealized gains on fixed income securities	1,480	17,045	35.5
Net unrealized gains and losses on fixed income securities	$(3,020)	$48,071	100.0%

Included in the fixed income securities with a fair value less than 70% of amortized cost totaling $2.30 billion were $1.81 billion of unrealized losses comprised of other CDO of $559 million (which primarily includes $263 million of cash flow CLO and $98 million of synthetic CDO), ABS RMBS of $412 million, corporate bonds of $459 million, and CMBS of $304 million. [3b] We continue to believe that the unrealized losses on these securities are not necessarily predictive of the ultimate performance.  The unrealized losses should reverse over the remaining lives of the securities, in the absence of further deterioration in the collateral relative to our positions in the securities’ respective capital structures.

Excerpt from page 48 of the ALIC 10-Q for the quarterly period ended September 30, 2008

[3e] We may sell or change our assertion to hold a security until recovery for impaired fixed income or equity securities that were in an unrealized loss position at the previous reporting date, or other investments where the fair value has declined below the carrying value, in situations where significant unanticipated new facts and circumstances emerge or existing facts and circumstances increase in significance and are anticipated to adversely impact a security’s future valuations more than previously expected; including negative developments that would change the view of long term investors and their intent to continue to hold the investment, subsequent credit deterioration of an issuer or holding, subsequent further deterioration in capital markets (i.e. debt and equity) and of economic conditions, subsequent further deterioration in the financial services and real estate industries, liquidity needs, unanticipated federal income tax situations involving capital gains and capital loss carrybacks and carryforwards with specific expiration dates, investment risk mitigation actions, and other new facts and circumstances that would cause a change in our previous intent to hold a security to recovery or maturity.

[3b] [3c] Upon approval of programs involving the expected disposition of investments, portfolio managers identify a population of suitable investments, typically larger than needed to accomplish the objective, from which specific securities are selected to sell.  Due to a change in intent to hold until recovery, we recognize impairments on investments within the population that are in an unrealized loss position.  Further unrealized loss positions that develop subsequent to the original write-down are recognized in the reporting period in which they occur through the date the program is closed.  The program is closed when the objectives of the program are accomplished or a decision is made not to fully complete it, at which time an evaluation is performed of any remaining securities and where appropriate they are redesignated as intent to hold to recovery.  Reasons resulting in a decision not to complete an approved program include matters such as the mitigation of concerns that led to the initial decision, changes in priorities or new complications that emerge from significant unanticipated developments, such as subsequent significant deterioration which we view to be temporary in nature, to the point at which securities could only be sold at prices below our view of their intrinsic values, or subsequent favorable developments that support a return to the intent to hold to recovery.  Subsequent other-than-temporary impairment evaluations utilize the amortized cost or cost basis that reflect the write-downs.  Fixed income securities subject to change in intent write-downs, and including those redesignated as intent to hold, continue to earn investment income and any discount or premium from the amortized cost basis that reflects the write-downs is recognized using the effective yield method over the expected life of the security.

[3e] As previously described above, it is not possible to reliably identify a reasonably likely circumstance that would result in a change in intent to hold securities to recovery leading to the reporting of additional realized capital losses, since they result from significant unanticipated changes.  Our fixed income securities and equity securities have gross unrealized losses of $4.5 billion and $10 million, respectively, at September 30, 2008 that we concluded were temporary in nature and we have the intent and ability to hold the securities until recovery.

Excerpt from page 50 of the ALIC 10-Q for the quarterly period ended September 30, 2008.

In addition we will make the revisions to our table underlined below:

Change in intent write-downs for the three months ended September 30, 2008 are presented in the table below.

($ in millions)		Financial Accounting Standards Board Statement No. 157,		Net realized capital loss
Criteria	Security type	Fair Value Measurements (“SFAS No. 157”) Level	Fair value at September 30, 2008	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008

Risk Mitigation

Targeted reductions(3) in commercial real estate exposure [3a] where it is anticipated that future downside risk remains. Considerations included position held in the capital structure, vintage year, illiquidity and deteriorating fundamentals.

	CRE CDO CMBS Mortgage loans	3 2 3 3	$115 113 2 244	$(50) (30) (2) (10)	$(298) (125) (34) (42)

Targeted reductions(3) in residential real estate [3a] where management believes there is a risk of future material declines in price in the event of continued deterioration in the economy. Considerations included position held in the capital structure, projected performance of the collateral, and expected internal rates of return.

	Prime Alt-A ABS RMBS	2 3 3	21 56 485	(3) (11) (58)	(11) (40) (190)

Targeted reductions(3) in financial sector exposure [3a] included securities issued by certain regional banks and certain large financial institutions.	Financial Sector	2 3	281 24	(57) (3)	(170) (13)
	Other	2	21	(2)	(17)
Total Risk Mitigation (1)			1,362	(226)	(940)
Individual Identification (2)			414	(36)	(67)
Other			5	—	(9)
Total change in intent			$1,781	$(262)	$(1,016)

(1)                      After changing our intent at June 30, 2008 for our risk mitigation and return optimization programs, the mortgage and asset backed markets and financial sector experienced significant deterioration, to the point at which securities could only be sold at prices below our view of their intrinsic values.  As a result only approximately one third of the securities were sold during the third quarter of 2008.

(2)                      During the third quarter of 2008, additional securities with a fair value of $275 million had change in intent write-downs of $33 million related to individual identification.

(3)                      [3c] Targeted reductions are made from identified specific investments.

4.              Please disclose the credit rating with and without the guarantee for all applicable fixed income securities regarding your bond insurer disclosure for your fixed income securities on page 33.

The information below is being developed for inclusion in the 2008 Form 10-K.

Credit ratings of municipal bonds are generally provided both with and without the related guarantee and are shown as such in the table. However, such information is not always available for our other types of securities including our ABS RMBS and other asset-backed securities. The following table shows our insured investments by credit rating with and without the impact to the rating from the insurance guarantee, where it is available, as of September 30, 2008.

($ in millions)
Rating with Insurance Guarantee			Rating without Insurance Guarantee
Rating	Fair value	Percent to total	Rating	Fair value	Percent to total
Municipal bonds
AAA	$516	26.0%	AAA	$220	11.1%
AA	406	20.4	AA	334	16.8
A	576	29.0	A	1,009	50.7
BBB	490	24.6	BBB	425	21.4
Total municipal bonds	$1,988	100.0%		$1,988	100.0%

ABS RMBS
AAA	$46	15.5%		$10	3.4%
AA	80	26.9		21	7.1
A	82	27.6		35	11.8
BBB	50	16.9		24	8.1
BB	20	6.7		22	7.4
B	19	6.4		16	5.4
CCC or lower	—	—		12	4.0
Not available without Insurance Guarantee	—	—		157	52.8
Total ABS RMBS	$297	100.0%		$297	100.0%

Other asset-backed securities
AAA	$41	20.1%		$—	—%
AA	96	47.0		—	—
A	55	27.0		8	3.9
BBB	3	1.5		84	41.2
BB	9	4.4		—	—
Not available without Insurance Guarantee	—	—		112	54.9
Total other asset-backed securities	$204	100.0%		$204	100.0%

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company